

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 26, 2010

Via U.S. mail and facsimile

Mr. Mark E. Johnson
Chief Financial Officer and Treasurer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

      RE: Form 10-K for the year ended November 1, 2009
               File No. 1-14315

Dear Mr. Johnson:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 1, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

MD&A

Critical Accounting Policies

Property, Plant and Equipment Valuation, page 52

2. Please expand your disclosures regarding your impairment considerations by addressing the following:
    *   Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;
    *   Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and
    *   To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:
        o   The percentage by which the undiscounted cash flows exceed the carrying value;
        o   The carrying value of these assets;
        o   A description of the assumptions that drive the undiscounted cash flows;
        o   A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
        o   A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.
    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Financial Statements

Consolidated Statements of Operations, page 61

3. Since it appears that cost of sales should include the lower of cost or market adjustments and asset impairments currently presented just below, please revise your description of the cost of sales line item to clearly indicate that it is exclusive of the lower of cost or market adjustments and assets impairments shown separately below. Please show us in your supplemental response what the revisions will look like.

Notes to the Financial Statements

General

4. To the extent that the CD&R Funds opt to convert their preferred shares, as of November 1, 2009, their conversion right was limited to conversion of their preferred shares into the approximately 8.2 million shares of common stock that are currently authorized and unissued. In addition to the convertible preferred shares, you have additional contracts which could require you to issue shares of common stock, including employee stock options. Please tell us what consideration you gave to ASC 815-40-35-12 and 13 in regards to whether you have sufficient authorized shares as of November 1, 2009.

Note 2. Summary of Significant Accounting Policies

(e) Property, Plant and Equipment, page 68

5. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B. Please also consider the guidance in Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Note 10. Long-Term Debt and Note Payable

Convertible Notes, page 82

6. Please help us better understand how you accounted for the exchange offer which occurred in October 2009 pursuant to ASC 470-20-40-13 through 17 as well as ASC 470-20-40-26. Please specifically address the following:
   - Please help us understand how you arrived at the $84.5 million of debt extinguishment costs, which is determined based on the net of the inducement loss and the settlement gain. Please provide us with a summary of the calculation of the inducement loss and settlement gain which were then used to arrive at the $84.5 million. Please address how you factored in the cash amount paid to those whose convertible notes were tendered; and
   - Please tell us how you arrived at the $266.1 million expected fair value of common stock issuable upon conversion as well as the $11.3 million of expected fair value of common stock issuable pursuant to the exchange offer.

Note 14. Series B Cumulative Convertible Participating Preferred Stock, page 86

7. The convertible preferred stock contains a beneficial conversion feature with a total intrinsic value of $241.4 million. At November 1, 2009, 8.2 million of the potentially

196.1 million common shares, if converted, are authorized and unissued. Therefore, you only recognized $10.5 million of the beneficial conversion feature in fiscal 2009. The remaining $230.9 million of the beneficial conversion feature will be recognized when the contingency related to the availability of authorized shares is resolved. Please help us better understand how you determined that it was appropriate to limit the amount of beneficial conversion feature recorded based on the number of authorized and unissued shares. In this regard, ASC 470-20-35-3, which states that a contingent beneficial conversion feature shall not be recognized in earnings until the contingency is resolved, applies to instruments which become convertible only upon the occurrence of a future event outside the control of the holder. Given that the holders of these shares have 68.4% of the voting power and effectively control you, please help us understand how you determined that the contingency related to the availability of authorized shares is outside the control of the holder. Refer to ASC 470-20-35-2(a).

Note 22. Earnings Per Share, page 100

8. Please help us better understand how you determined the appropriate treatment of the convertible notes for purposes of calculating diluted earnings per share, which you discuss in note (1) on page 100. Please tell us what consideration you gave to ASC 26-10-45-43 through 47.

9. Your 2009 refinancing transaction included the issuance of 250,000 shares of convertible preferred stock which required the use of the two-class method in determining diluted earnings per share, but did not increase the weighted average number of common shares outstanding. The convertible preferred stock will be convertible into 196.1 million common shares and will only be included in the weighted average common shares outstanding under the if-converted method which is required when it results in a lower earnings per share than determined under the two-class method. Please tell us what consideration you gave to ASC 260-10-45-60A in determining that the if-converted method should be used when it results in a lower earnings per share. Please also disclose whether the convertible preferred stock has a contractual obligation to share in your losses. Please refer to ASC 260-10-45-68. Please show us in your supplemental response what the revisions will look like.

Item 9A. Controls and Procedures, page 108

10. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please confirm to us, and disclose, whether your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and

procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibit Index, page 112

11. We note that you have not filed on EDGAR all of the exhibits and/or schedules to your agreements filed as exhibits 4.2, 4.7 and 4.8 to the Form 10-K. Please advise or file with your next periodic report or with a current report on Form 8-K complete copies of these agreements that include all of the exhibits and schedules. See Item 601(b)(10) of Regulation S-K.

12. We note that you entered into a lock-up and voting agreement as of August 31, 2009, which was filed on a Form 8-K on September 1, 2009. Please file this agreement as an exhibit to the Form 10-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief